122 Fifth Avenue, New York, NY 10011

April 27, 2012

Via EDGAR and Overnight Delivery

Jim Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:	Barnes & Noble, Inc.

Form 10-K

Filed June 29, 2011

Form 10-Q

Filed March 8, 2012

File No. 1-12302

Dear Mr. Allegretto:

On the behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated April 2, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended April 30, 2011 (the “10-K”), filed by the Company with the Commission on June 29, 2011, and the Quarterly Report on Form 10-Q for the quarterly period ended January 28, 2012 (the “10-Q”), filed by the Company with the Commission on March 8, 2012.

We respectfully submit the following responses to the comments contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comment 6 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form to the SEC’s Division of Corporation Finance and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

RESPONSES

Form 10-K for the Fiscal Year Ended April 30, 2011

Exhibits and Financial Statement Schedules, page 41

1.	We note that your allowance for doubtful accounts rollforward reflects $2.1 million charged to costs and expenses during fiscal 2011. Considering these charges almost doubled the allowance for doubtful accounts, please tell us the factors that caused this increase. To the extent any additional allowance relates to B&N College receivables, please explain how acquisition-date fair value was determined. Please ensure you describe the reason for this and any similar financial statement changes within MD&A to the extent such information is necessary to an understanding of your financial condition, changes in financial condition and/or results of operations.

Response: Substantially all of the $2.1 million charged to costs and expenses during 2011 relates to BN.com. This charge is a result of the Company entering into new business relationships with third party distribution partners for its NOOK™ devices as well as a billing dispute with an advertising agent. While the change to our allowance for doubtful accounts is significant, it is not significant to the selling, general and administrative expenses within MD&A overall.

We confirm that if these amounts increase to a material level we will include disclosure of such amounts and any similar financial statement changes within MD&A in future filings to the extent such information is necessary to understand our financial condition, changes in financial condition and/or results of operations.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-4

Segments, page F-5

2.	We note the disclosure in your Form 8-K filed January 5, 2012 that you are evaluating your “reporting segments” due to the increased significance of the NOOK business platform and that the evaluation “may result in reporting NOOK as a separate operating segment.” We further note that you have decided to pursue strategic exploratory work to separate the NOOK business. Please tell us whether or not discrete financial information is available for your NOOK business. If so, please tell us in detail the extent of your chief operating decision maker’s involvement in reviewing such information. Please provide us with this information as it relates to fiscal year 2011 and, if applicable, explain any changes made to the financial information packages and/or CODM review process during fiscal 2012.

Response: Throughout the first three quarters of fiscal 2012, the Company had three operating segments B&N Retail, B&N College and B&N.com, which were also its reportable segments. Certain financial information of the NOOK™ product line was reported throughout these operating segments. B&N.com reported the sales and related costs of sales of the NOOK™ product line sold on its e-Commerce site and by third party distribution partners, as well as the costs for development and support of the NOOK™ product line. B&N Retail reported sales and related cost of sales of the NOOK™ product line sold in its retail stores. Discrete financial information tracked by the Company for the NOOK™ product line throughout this period was limited to sales and gross margin.

The CODM managed the business, assesses the performance of the Company and operating segments and allocated resources based primarily on the financial metric of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”), which was only provided in the financial information package by operating segment and for the consolidated Company (not for the NOOK™ product line). The Company’s financial information package provided to the CODM on a monthly basis did include B&N Retail’s and B&N.com’s sales and gross margin of the NOOK™ product line. However, the Company believes sales and gross margin were not sufficient and were not the basis the CODM used to manage the business and allocate resources because of the significance of operating expenses. Furthermore, the NOOK™ product line sales and gross margin information provided to the CODM was disaggregated between two operating segments, as noted above. The CODM’s review process and the information included in the financial information package have been consistent for fiscal year 2011 and fiscal year to date January 28, 2012.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

However, the Company has recently prepared and accumulated additional NOOK™ product line financial information. The Company then reviewed and assessed its operating and reportable segments by considering changes in the way it manages its business, availability and review of discrete financial information by its CODM and other factors as proscribed within ASC 280, Segment Reporting. The Company’s evaluation of its segments is substantially complete, pending senior management review and approval. Based on the work to date, this evaluation is expected to result in the Company reporting its NOOK business as a separate reporting segment in its Annual Report on Form 10-K for fiscal year 2012.

B&N College, page F-6

3.	We note that your management service agreements provide schools with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guarantee. If you include these payments in cost of sales, please revise your disclosure in future filings, such as on page F-12, to clearly specify that these payments are included in cost of sales. If these costs are classified below gross margin, please quantify them in future filings.

Response: We confirm that the percentage of store sales and the minimum fixed guaranteed amounts related to the Company’s management service agreements with schools are included within cost of goods sold and occupancy. The Company will include language clarifying that fact to its disclosure in future filings regarding cost of goods and occupancy as follows (added language shown in bold):

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

B&N.com, page F-7

4.	We note your disclosure on page 27 that the gross margin for your online sales is generally lower than for sales in retail stores. Please disclose in future filings within your MD&A introduction the reasons for such gross margin variances. If due to discount pricing related to online sales, discuss the risk of migration from retail store sales to online.

Response: We confirm that the Company will include the requested disclosure in future filings.

Results of Operations, page F-8

5.	In future filings, please discuss the impact of gift card breakage on your result of operations. While the amounts of breakage recognized may be immaterial to net sales, the impact can be material to operating and/or net income as breakage typically has no directly associated costs and is an estimate subject to change based upon experience. Accordingly, it appears there were instances when the breakage recognized and the changes in breakage between the periods presented in your annual and quarterly filings had a material impact on your results of operations.

Response: We confirm that the Company will include the requested disclosure in future filings when the change in breakage recognized between the periods presented in our annual and quarterly filings has a material impact on our results of operations.

Note 1. Summary of Significant Accounting Policies, page F-41

Goodwill and Unamortizable Intangible Assets, page F-43

6.

In light of your conclusion that goodwill was not impaired during fiscal year 2011 or the first three quarters of fiscal 2012 despite your operating losses during those periods and the significant difference between market capitalization and stockholders’ equity at the evaluation date, please provide us with the analysis of your latest goodwill impairment test performed as of October 30, 2011 including the method by which you determined fair value. To the extent your method produces a higher value than market capitalization as of the same date, please help us understand the reason(s) for any difference. In your response, please quantify each reporting unit’s carrying value and fair value as of the testing date and tell us whether any of your reporting units were or are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

impairment test if it has a fair value that is not substantially in excess of carrying value. Please also tell us if any of your unamortizable intangible assets were or are at risk of impairment as of your most recent impairment testing date.

Response: The Company wishes to explain to the Staff the nature of its current operations and to provide additional detail on the recent operating losses and variations in the Company’s stock price and market capitalization.

The operating losses for fiscal 2011 and the first three quarters of fiscal 2012 are primarily attributable to investments made in the digital business. These investments are expected to result in increases in revenues and profits in the future. The Company’s Retail and College businesses continue to generate consistent positive cash flows which, together with funds from our credit facility, are funding digital growth.

The Company believes that many of the Company’s analysts and investors primarily value the Company on traditional retail metrics and multiples rather than technology metrics and multiples, although Barnes & Noble is transforming from a retailer into a content, commerce and technology company. As a result, the Company’s market capitalization is derived from a multiple of its current EBITDA, much like a traditional retailer, rather than from a multiple of its digital sales (which have been rapidly increasing), like technology companies. The Company has experienced large fluctuations in its stock price during this transformation period, and we believe viewing the price at any point in time as reflected in our total market capitalization does not indicate the long-term fair value of the Company. For example, over the past 24 months the Company’s per share stock price has fluctuated between $8.77 and $24.14.

The Company engaged a third party valuation firm to assist in the test of our goodwill for impairment under ASC 350 as of October 31, 2011. The Company was extensively involved throughout the process.

Utilizing the income approach, the indicated total enterprise value (“TEV”) range was estimated for each reporting unit, on a controlling, marketable basis, as of the October 31, 2011 test date. Given the lack of comparable companies and the limited number of market transactions in the public space, the market and transaction approaches were applied but served as a limited measure of the reasonableness of the conclusions derived from the income approach. As observed below, the market and transaction approaches were supportive of the results from the income approach. The TEV was estimated for each reporting unit by taking the mid-point of the income approach range. Debt and preferred stock were subtracted and excess cash and other non-operating assets (if any) were added to the TEV to arrive at the equity value for each reporting unit. The estimated fair value of equity was then compared to the equity value of each

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

reporting unit as of October 31, 2011. Based on the results of this analysis, the Company determined that all of the reporting units passed Step 1 of the impairment test by relatively large margins.

[***]

Based on the valuation, the implied control premium as of the valuation date is approximately 65.5 percent. This figure would be much lower using other dates/periods (or not even applicable). Analysts’ target prices for the Company’s common stock were also considered, which management believes better captures the value of the NOOK™ business.

Control premiums observed on transactions across all industries in the two years prior to the valuation date were also considered. This demonstrated that there were a large number of transactions with observed premiums greater than 50.0 percent. As such, it was concluded that the implied control premium for the Company of 65.5 percent, as of the valuation date, is reasonable.

As of our most recent impairment testing date, none of our unamortizable intangible assets were impaired. While not impaired, we continue to evaluate our publishing contracts for impairment due to the contraction of this business.

Revenue Recognition, page F-44

7.	We understand that you derive your revenues from several sources, including but not limited to the sale of tangible books and content, digital books and content, NOOK devices and related accessories, music, movies, toys and games, and café products and services. We also note that you record net revenue from the sales of third-party extended warranties, service contracts and other products. Please revise future filings to provide the revenue disclosures by product and service group required by ASC 280-10-50-40. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

Response: We referred to ASC 280-10-50-40 with respect to disclosure regarding revenues from each product or each group of similar products and confirm that we will include the requested disclosure in future filings. The following is an example of the disclosure that we will include:

Sales by Segment (in thousands)	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
B&N Retail	$4,364,246	$4,401,343	$1,012,077	$4,652,666
B&N College	1,776,223	833,648	—	—
B&N.com	858,096	572,763	93,075	469,138

Total	$6,998,565	$5,807,754	$1,105,152	$5,121,804

Sales by Product Line	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
Media[1]	70%	80%	85%	85%
Digital[2]	11%	2%	0%	0%
Other[3]	19%	18%	15%	15%

Total	100%	100%	100%	100%

[1]	includes tangible books, music, movies, rentals and newstand
[2]	includes NOOK, related accessories, eContent and warranties
[3]	includes toys & games, café products, gifts and miscellaneous other

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

8.	You disclose that revenue from sales of your products is recognized at the time of sale. For products shipped to customers, please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination and whether that determines the time of sale. In addition, please tell us whether your sales agreements contain any rights of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why, if applicable, sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Please refer to SAB Topic 13.A.3.b.

Response: Our customers consist of both the end consumers and third party distribution partners. While the majority of our shipping terms are FOB shipping point, we have certain third party distribution partners for our NOOK™ devices with shipping terms of FOB destination point. We will disclose this fact in our revenue recognition policy in our future filings. The Company will include disclosure in future filings within the Revenue Recognition policy as follows:

Revenue from sales of the Company’s products is recognized at the time of sale, other than those with multiple elements and FOB destination point shipping terms. The Company’s products are considered delivered once they have been shipped and title and risk of loss have been transferred. While the majority of the Company’s shipping terms are FOB shipping point, there are certain third party distribution partners with shipping terms of FOB destination point. Certain of our sales agreements with these distribution partners contain rights of inspection or acceptance provisions as is standard in our industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

Our sales agreements with third party distribution partners state the terms of shipping. The majority of our sales agreements contain rights of inspection or acceptance provisions as is standard in our industry. These rights of inspection or acceptance provisions apply immediately or soon after delivery. We have addressed the concerns described in SAB Topic 13.A.3.b by recording a returns reserve that is based on our history of returns.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

9.	We note that you account for your NOOK sales under the multiple element arrangement guidance of ASC 605-25 and ASU’s 2009-13 and 2009-14. Please address the following comments related to these arrangements:

•

We note that you consider NOOK and the software essential to its functionality as a separate unit of accounting and recognize the revenue allocated to this delivered item at the time of sale. Please tell us in sufficient detail how you determined that the NOOK and its essential software is a separate unit of accounting under ASC 605-25-25-5. In particular, please address how the delivered item has value to a customer on a standalone basis considering it appears that another vendor or the customer cannot resell the delivered item separately from the undelivered items, consisting of postservice customer support (“PCS”) and wireless access.

•

We note that revenue allocated to PCS and wireless access is deferred and recognized on a straight-line basis over the two-year estimated life of NOOK. Since you launched NOOK in October 2009, we note that NOOK was in existence for less than two years as of the date you filed this Form 10-K. Accordingly, please tell us in sufficient detail how you determined the two-year estimated life of your NOOK devices.

Response: In accordance with ASC 605-25-25-5, in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

a.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s); and

b.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

We believe the above criteria have been met as follows:

x.	The NOOK™ device has value to a customer on a standalone basis due to the fact that the device functions as designed regardless of whether the PCS or the 3G service is included. For example, customers can load content via WIFI or side load and can use pre-loaded apps.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

y.	The NOOK™ device has a general right of return available upon purchase, and we believe that both the wireless and PCS undelivered items have a high probability of delivery and are in the control of the Company.

Response: We estimated the NOOK™ device’s two-year life based on: (i) the extensive knowledge and experience of our employees recruited from the technology industry; (ii) the evaluation of similar electronic handheld devices in the industry, such as those sold by our competitors; and (iii) our estimate of the time it takes to introduce newly developed, more advanced products to the market. We regularly evaluate the NOOK™ device’s estimated life to ensure that it is still appropriate.

10.	In the last paragraph on page F-44 you disclose that you pay certain vendors who distribute NOOK a commission on the content sales sold through that device. We note that you account for these transactions as a reduction in the sales price based on historical trends of content sales and a liability is established for the estimated commissions expected to be paid over the life of the product. Based on these disclosures, it appears you record commissions on consummated content sales as well as total estimated future content sales. Citing authoritative GAAP guidance, please tell us, if true, why you record a commission liability for sales transactions not yet consummated. In order to assist us in understanding your accounting, please provide us with further details about the nature and terms of these transactions and consider providing an illustrative example.

Response: We have third party distribution partners that sell our devices. Certain of those distribution partners receive a revenue share (i.e. commission) for eContent purchased by end users on devices sold through those distribution partners as a vendor incentive. The vendor incentive is a reduction of our sale of the device to these distribution partners as a multiple element arrangement in accordance with ASC 605-25-25-3 because the distribution partners do not have any further obligation of performance to earn the revenue share beyond the initial device sale to the end user. The revenue share is estimated and recorded at the point of sale to the distribution partner in accordance with ASC 605-50-25-3. The revenue share is recorded as a reduction of revenue as opposed to a cost or expense, in accordance with ASC 605-50-45.

We estimate the total future eContent sales of those devices sold through the distribution partners, reducing sales revenue and establishing a liability for that

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

amount. Our estimate of the total future eContent sales related to each device is based on our history of eContent sales per device and the average eContent sales price. Actual sales of eContent through devices sold by our distribution partners create a commission payable with an offsetting reduction to the liability. There is no additional effect on our income statement for the revenue share due as the total future estimated eContent sales amount have already been recorded as a reduction of revenue at the initial sale of the device to the distribution partner. We review the actual eContent sales sold through the aforementioned devices on a regular basis and will adjust the initial reduction of revenue per device as well as the current revenue share liability should our estimates differ from actual eContent sales. Historically, there have been no significant variances between estimate and actual that would require adjustment.

Illustrative Example of Device Sold to Third Party

Distribution Partners (DP) with eContent Revenue Share

(Amounts shown are for illustrative purposes only)

Description
Sale of one device to DP
Total revenue share of $2 over life of the device
Recognition of total agency model eContent sales over life of the device

Entry for sale of the device to DP
(example does not include inventory or deferred element entries)
Dr.	Cash from 3rd party vendor	100.00
Cr.	Device sales		98.00
Cr.	Revenue share liability		2.00

Sale of eContent sold through device with revenue share
Dr.	Cash from customer	50.00
Dr.	Revenue share liability	2.00
Cr.	Sales		50.00
Cr.	A/P to 3rd party for revenue share		2.00

11.	We note your disclosure on page 17 that certain digital content is distributed under an agency pricing model in which publishers set fixed prices for eBooks and that you receive a fixed commission on content sold through Barnes & Noble.com. Please explain to us the extent of your digital content sales subject to such agency agreements. For example, if nearly all of your digital content sales outside of your owned publishing operation is subject to these agreements and, therefore, recognized on a net basis, we believe disclosing such information, including quantifying the revenues pursuant to our preceding comment, would be useful to investors.

Response: The Company considers disclosure of detailed quantified revenues with respect to eContent sales under the agency model to be competitively harmful, since the Company’s competitors do not disclose such information. The

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

Company would be willing in future filings to provide qualitative disclosure with respect to the portion of its eContent sales that are made under the agency model. For example, if the Company were providing such disclosure with respect to the quarter ended January 28, 2012, the Company would have disclosed in its Quarterly Report on Form 10-Q for the quarter ended January 28, 2012 that a majority of its eContent sales in the preceding quarter were made under the agency model. We believe this provides investors with material information relating to the Company’s eContent revenues without exposing the Company to competitive harm.

Note 2. Credit Facility, page F-48

12.	We note that you entered into an amended and restated credit agreement in April 2011 and, as a result, wrote off approximately $6.6 million of deferred financing fees related to your 2009 Credit Facility and are amortizing the remaining unamortized deferred costs of $16.3 million over the term of the amended credit facility. Citing authoritative accounting guidance such as ASC 470-50-40, please tell us how your accounting treatment for these costs complies with GAAP.

Response: The Company’s amended credit facility (the “2011 Facility”) is comprised of a syndication of lenders replacing the previous facility (the “2009 Facility”). In accordance with ASC 470-50-40-21, we evaluated the borrowing capacity of each lender that was party to both the 2009 Credit Facility and the 2011 Facility to determine if the new borrowing capacity was less than the old borrowing capacity of each of those lenders. Any unamortized deferred costs relating to each lender that was party to the 2009 Credit Facility at the time of the amendment was written off in proportion to the decrease in borrowing capacity of such lender from the 2009 Credit Facility. The remaining unamortized deferred costs relating to the 2009 Credit Facility prior arrangement, as well as new loan costs related to the 2011 Facility, were deferred and are being amortized over the term of the 2011 Facility.

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-59

13.	We note that your sale of the Calendar Club during the transition period ended May 2, 2009 resulted in an approximate $2.5 million increase to accumulated other comprehensive income that remains in accumulated other comprehensive income at the end of fiscal 2011. Based on your statement of changes in shareholders’ equity on page F-38, we also note that this transaction resulted in an approximate $4.8m reclass between APIC and retained earnings during the fiscal year ended May 1, 2010. Please tell us the nature of and reasons for these adjustments.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

Response: The $2.5 million increase to accumulated other comprehensive income during the transition period ended May 2, 2009 represents the removal of $2.5 million in other comprehensive losses related to Calendar Club when it was sold. During the fiscal year ended May 1, 2010, the Company determined that the $4.8 million increase to APIC during the transition period ended May 2, 2009 should have been recorded to retained earnings and as a result, was reclassified. The Company considers the correction immaterial to the Company’s consolidated balance sheet in all periods presented.

Note 11. Changes in Intangible Assets and Goodwill, page F-61

14.	Please provide us with an analysis that supports the use of indefinite lives for your publishing contracts recorded at $21.3 million. In doing so, please describe the nature and significant terms of these contracts including why you believe such contracts do not possess definite lives.

Response: We engaged a third party valuation firm to prepare a valuation analysis with respect to intangible assets acquired as of January 21, 2003. The analysis determined that there were $29.6 million of indefinite lived assets acquired. During the third quarter of fiscal 2007, the Company reclassified $8.3 million of specifically identifiable assets to an amortizable intangible asset based on their estimated remaining lives. The remaining $21.3 million is related to publishing contracts. The analysis performed concluded that new works would continuously replace the underlying publications as authors become less productive and content becomes dated, so that the contracts would continue to produce value indefinitely. Included in this category is a contract that grants exclusive rights to us to publish books using titles and trademarks owned by another party. While the contract has specific terms, these terms are automatically renewable so long as royalties paid exceed a specified amount. This specified amount has been exceeded since the initial term and is expected to be renewed and generate earnings for an indeterminate period.

15.	We note that you have re-allocated $29.1 million of goodwill from your B&N Retail segment to your B&N.com segment. Please tell us how you computed the re-allocated goodwill amount and demonstrate how your treatment complies with ASC paragraphs 350-20-35-45 and 46.

Response: Due to the increased focus by the Company on its internet and digital businesses, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the CODM interacts with other members of management. As a result of this assessment, the Company has determined that it has three operating

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

segments: B&N Retail, B&N College and B&N.com. As a result of this evaluation, $29.1 million of goodwill was re-allocated between B&N Retail and B&N.com segments. Based on ASC 350-20-35-45, the goodwill was reassigned to the reporting units using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of in ASC 350-20-35-51 through 35-57. The Company utilized a third party valuation firm to assist us with the re-allocation of goodwill to our reporting units in accordance with ASC 350 as of October 31, 2010.

Using the income, market and transaction approaches, the indicated TEV range for each reporting unit was estimated, on a controlling, marketable basis, as of October 31, 2010. Based on a 50.0 percent weighting for the income approach and a 25.0 percent weighting for each of the market and transaction approaches and taking the mid-point of the resulting TEV range, the TEV was estimated for each reporting unit. Debt was subtracted from TEV while excess cash and other non-operating assets (if any) were added to the TEV to arrive at the equity value for each reporting unit.

The existing goodwill balance for B&N College of $274 million remained unchanged, as it was recently acquired in September 2009 and there have been no indicators that would challenge the value ascribed. The Company’s remaining goodwill of $253 million was then allocated between B&N Retail and B&N.com based on their relative proportions of equity values.

Note 12. Acquisition of B&N College, page F-62

16.	We note that the $245 million amount assigned to trade names in your B&N College acquisition represents the “incremental value” assigned as part of the acquisition, which is not the full fair value of the Barnes & Noble trade name. Please tell us in further detail how you determined the fair value of this “incremental value.” Since you licensed this trade name prior to the acquisition, please also tell us how you considered the guidance in ASC paragraphs 805-10-25-20 through 22 and the preexisting relationship guidance in ASC paragraphs 805-10-55-20 through 23 in determining whether or not a gain or loss should be recognized on this or any other preexisiting contractual relationships.

Response: In considering the guidance in ASC paragraphs 805-10-25-20 through 22 we determined that the acquisition of the “Barnes & Noble” trade name (Trade Name) was not separate from the B&N College acquisition and was included in the purchase accounting. Since there was no settlement of the existing licensing relationship it was not necessary to evaluate the preexisting relationship in accordance with ASC paragraphs 805-10-55-20 through 23 and therefore no gain/loss was recorded.

CONFIDENTIAL TREATMENT REQUESTED

BY BARNES & NOBLE, INC.

The Company engaged a third party valuation firm to estimate the fair value of certain tangible and indentifiable intangible assets of Barnes & Noble College Booksellers, Inc. (“BNCB”) as of September 30, 2009. The Company was extensively involved throughout the process.

In the analysis of the fair value of the Trade Name, consideration was given to the value contributed by BNCB, as well as the acquisition of the exclusive ownership for use of the Trade Name by the Company. As of the valuation date, the Company had exclusive, perpetual rights to the barnesandnoble.com trade name. In the event a third party had acquired BNCB, the Company would have legal protection against having that agreement revoked or restricted, therefore, revenue from this line of business were not considered in the Trade Name valuation.

In assigning a hypothetical royalty rate for the Trade Name, publicly disclosed royalty rates paid to license trade names, industry experience, and other qualitative factors were considered in the analysis. As noted above, the value of the Trade Name associated with BNCB is the reputation of our organization, efficiency, effectiveness and profitability among college and university administrators, whereas the value of the Trade Name to the Company is reflected in consumer brand awareness.

The royalty rates specific to each business’ respective projected revenue streams were then applied to determine the annual royalty savings attributable to the Trade Name over its useful life. An expected indefinite useful life for the Trade Name is indicated, as the Trade Name has been in use for over 40 years and there are no plans for its termination.

Application of the royalty rates to the respective revenue streams associated with the Trade Name results in the “royalty relieved” from owning the Trade Name outright.

The Company’s acquisition of the Trade Name eliminates the rather unusual circumstances regarding the Trade Name’s ownership since the Company historically contributed to the value of the Trade Name without having perpetual, exclusive rights to the Trade Name. In acquiring BNCB, the Company not only paid for the Trade Name value as used by BNCB, but also paid for the legal protection of owning the Trade Name outright. As part of the analysis, the value of the Trade Name attributable to the Company was estimated considering the various scenarios under which BNCB could have been acquired by a third party. These scenarios included consideration of third-party buyers with intentions to: (i) use the Trade Name for additional bookstores; (ii) use the Trade Name for businesses unrelated to the book industry entirely; and (iii) use ownership of the Trade Name to make ongoing use of it impractical for the Company.

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BY BARNES & NOBLE, INC.

A decision tree was ultimately prepared to reflect potential outcomes based on what was believed a rational market participant would do with ownership rights to this well-established Trade Name. Consideration was also given to whether the Company could have successfully negotiated a separate sale of the Trade Name assuming the Company had been able to buy BNCB outright. Based on this analysis, the total value of the Trade Name is estimated to be $245 million, with an indefinite remaining useful life.

Note 20. Legal Proceedings, page F-73

17.	We note your disclosures of individual material legal matters as well as your statement that proceedings in the ordinary course of business are not expected to have a material adverse effect on your consolidated financial position or results of operations. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response: With respect to each of the legal contingencies disclosed in our Form 10-K for which we did not make an accrual or provide an estimate of loss or range of loss, management was unable to estimate the loss or range of loss for such contingency that was reasonably possible.

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BY BARNES & NOBLE, INC.

We record an accrual for outstanding legal matters when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. When the liability is not both probable and reasonably estimable, we do not establish an accrued liability. However, if the loss (or an additional loss in excess of the accrual) is not probable but is at least reasonably possible, we determine whether we are able to make an estimate of the loss or range of loss that is reasonably possible. Accordingly, at least quarterly, management, in consultation with our internal and external legal counsel as appropriate, evaluates developments in our loss contingencies to determine (i) whether an accrual should be made with respect to any loss contingencies; (ii) whether a contingency should be disclosed in the upcoming Form 10-K or Form 10-Q, as applicable; and (iii) whether we are able to estimate the possible loss or range of loss for any disclosed contingency for which an accrual has not been made. We will make or adjust an accrual to the extent necessary to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events related to a particular legal matter. In addition, when we believe that it is at least reasonably possible that a liability will be incurred in excess of any recorded liabilities, we provide an estimate of such loss or range of loss that is reasonably possible, if such an estimate can be made.

We may be unable to reasonably estimate the loss or range of loss that is reasonably possible for a particular legal contingency for various reasons, including, among others: (i) if the damages sought are indeterminate; (ii) if proceedings are in the early stages; (iii) if there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) if there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) if there are significant factual issues to be determined or resolved; (vi) if the proceedings involve a large number of parties; (vii) if relevant law is unsettled or novel or untested legal theories are presented; or (viii) if the proceedings are taking place in jurisdictions where the laws are complex or unclear. In such instances, there is considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any.

As requested, in future periodic filings, we will disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of reasonably possible loss or range of loss, on an individual or aggregated basis, or state that an estimate of such a loss or range of loss cannot be made. For purposes of illustration, taking into consideration the requested disclosure, the following disclosure would have been added as the last paragraph of the Company’s legal contingencies disclosure in Note 20 in our Form 10-K:

The Company records a liability when we believe that it is both probable that a liability will be incurred, and the amount of loss can be reasonably estimated. We evaluate, at least quarterly, developments in our legal matters that could affect the amount of liability that has been previously accrued and make adjustments as appropriate. Significant judgment is

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required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others: (i) if the damages sought are indeterminate; (ii) if proceedings are in the early stages; (iii) if there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) if there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) if there are significant factual issues to be determined or resolved; (vi) if the proceedings involve a large number of parties; (vii) if relevant law is unsettled or novel or untested legal theories are presented; or (viii) if the proceedings are taking place in jurisdictions where the laws are complex or unclear. In such instances, there is considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. With respect to the legal matters described above, we have determined, based on our current knowledge, that the amount of loss or range of loss, that is reasonably possible including any reasonably possible losses in excess of amounts already accrued, is not reasonably estimable. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of these matters will not materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

Form 10-Q for the Fiscal Quarter Ended January 28, 2012

Consolidated Statements of Cash Flows, page 7

18.	Please explain to us why you reflect the acquisition of Borders Group, Inc. intellectual property as a cash inflow.

Response: The acquisition of Borders Group, Inc. intellectual property was inaccurately reflected as a cash inflow on the Company’s Form 10-Q for the Fiscal Quarter Ended October 29, 2011 and was adjusted to a cash outflow on the Company’s Form 10-Q for the Fiscal Quarter Ended January 28, 2012. Upon discovery of this error, the Company determined that the adjustment did not meet the threshold to amend the previously filed Form 10-Q for the following reasons:

•	The summary line items on the cash flow statement are correct, as there was an offsetting difference in another line within the investing section of the cash flow statement.

•

We believe the reader would understand this is a cash outflow based on our disclosure in footnote 1 of the Company’s Form 10-Q ended October 29, 2011, which details the elements of the purchase price paid (e.g. cash outflow).

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BY BARNES & NOBLE, INC.

In connection with our above responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (212) 633-3340.

Sincerely,

By:	/s/ Allen W. Lindstrom
Allen W. Lindstrom Vice President, Corporate Controller (principal accounting officer)

cc: Michael Huseby

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BY BARNES & NOBLE, INC.